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Exhibit 2.1

ACQUISITION AGREEMENT

dated as of June 12, 2002

by and among

PEREGRINE CONNECTIVITY, INC.,

PEREGRINE SYSTEMS, INC.

and

PCI INTERNATIONAL LIMITED

ARTICLE VI ADDITIONAL AGREEMENTS		15
6.1	Conduct of Business Prior to the Closing	15
6.2	Access to Information	16
6.3	Confidentiality	16
6.4	No Solicitation	16
6.5	Regulatory and Other Authorizations; Consents	17
6.6	Investigation	17
6.7	Further Action	17
6.8	Director And Officer Liability	17
6.9	Employee Matters	18
6.10	Lease Agreements	19
6.11	Assumption of Agreements	21
6.12	Further Instruments	22
6.13	Insurance	23
6.14	Company and Subsidiary Trade Payables	23
ARTICLE VII CONDITIONS TO CLOSING		23
7.1	Conditions to Obligations of the Company and the Shareholder	23
7.2	Conditions to Obligations of the Purchaser	24
ARTICLE VIII SURVIVAL; LIMITATION OF LIABILITY		24
8.1	Survival of Representations and Warranties	24
8.2	No Liability for Breaches of Representations and Warranties	24
ARTICLE IX TAX MATTERS		25
9.1	Tax Liability	25
9.2	Tax Reporting	25
9.3	Audits	26
ARTICLE X TERMINATION AND WAIVER		27
10.1	Termination	27
10.2	Effect of Termination	28
10.3	Waiver	28
ARTICLE XI GENERAL PROVISIONS		28
11.1	Expenses	28
11.2	Notices	29
11.3	Public Announcements	29
11.4	Headings	29
11.5	Severability	29
11.6	Entire Agreement	30
11.7	Assignment	30
11.8	No Third-Party Beneficiaries	30
11.9	Amendment	30
11.10	Governing Law	30
11.11	Waiver of Jury Trial	30
11.12	Rules of Construction	30
11.13	Specific Performance	30
11.14	Joint and Several Liability	31
11.15	Counterparts	31

ii

ACQUISITION AGREEMENT

        This ACQUISITION AGREEMENT is made and entered into effective as of June 12, 2002, by and among Peregrine Connectivity, Inc., a Georgia corporation (the "Company"), Peregrine Systems, Inc., a Delaware corporation, the sole shareholder of the Company (the "Shareholder") and PCI International Limited, a Cayman Islands corporation (the "Purchaser").

RECITALS

        WHEREAS, the Boards of Directors of each of the Shareholder, the Company and the Purchaser believe it to be in the best interests of each such company that the Purchaser acquire all of the outstanding capital stock of the Company (the "Acquisition") and, in furtherance thereof, have approved the Acquisition;

        WHEREAS, the Shareholder owns all of the issued and outstanding shares of capital stock of the Company;

        WHEREAS, the Shareholder wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Shareholder, the Shares (as defined herein), upon the terms and subject to the conditions set forth herein;

        WHEREAS, the Shareholder has held an auction with respect to the Acquisition and determined, in consultation with its financial advisors and following reasonable due diligence, that (a) the terms and conditions of this Agreement represent the highest and best offer available for the Shares; and (b) the Purchase Price and other performance contemplated under the Agreement constitute reasonably equivalent value for the Shares;

        WHEREAS, the Shareholder believes, following consultation with its financial advisors and reasonable diligence, that the Shares are deteriorating in value and that, in light of the current circumstances, an immediate sale of the Shares is necessary to maximize value and is in the best interests of the Shareholder and its stockholders and creditors;

        WHEREAS, concurrently with the execution of this Agreement and as a condition and inducement to the Shareholder's and the Purchaser's willingness to enter into this Agreement, the Shareholder and the Company are entering into an Intellectual Property Agreement (the "Intellectual Property Agreement") and a Transition Services Agreement (the "Transition Services Agreement"); and

        WHEREAS, the Company, the Purchaser and the Shareholder desire to make certain representations, warranties, covenants and other agreements in connection with the Acquisition.

        NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

        1.1    Certain Defined Terms.    For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

          (a)  "Acquisition" has the meaning set forth in the recitals to this Agreement.

          (b)  "Acquisition Proposal" has the meaning set forth in Section 6.4.

          (c)  "Acquisition Transaction" has the meaning set forth in Section 6.4.

          (d)  "Action" means any action, claim, suit, litigation, arbitration, mediation or other proceeding by or before any Governmental Authority.

          (e)  "Agreement" means this Acquisition Agreement, dated as of June 12, 2002, by and among the Company, the Shareholder and the Purchaser (including the Company Disclosure Schedule and the Shareholder Disclosure Schedule) and all exhibits and amendments hereto made in accordance with Section 11.9.

          (f)    "Assumed Agreements" has the meaning set forth in Section 6.11(a).

          (g)  "Assumed Agreement Liabilities" has the meaning set forth in Section 6.11(a).

          (h)  "Benefit Liabilities" has the meaning set forth in Section 6.9(e).

          (i)    "Business" means the business of the Company and the Subsidiaries in providing licenses and services relating to the G2C Network, Trusted Link Windows, Trusted Link Unix/NT, Trusted Link/400, Power Commerce, Supplier+, Catalog+, Gatekeeper, KNO Book Catalog and Commerce Manager (Power Enterprise) products. The term "Business" shall not include the business of providing licenses and services relating to the Alliance 4.X and Channels, E-Series Adapters, S-Series Adapters, J-Series Adapters, Standalone Adapter Server and B2B Server products, which the Company has from time-to-time provided.

          (j)    "Business Day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the State of California.

          (k)  "Changes" has the meaning set forth in Section 9.3(b).

          (l)    "Closing" has the meaning set forth in Section 2.3(a).

          (m)  "Closing Date" has the meaning set forth in Section 2.3(a).

          (n)  "COBRA" means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and as codified in Section 4980B of the Internal Revenue Code and Sections 601 through 608 of ERISA.

          (o)  "Company" has the meaning set forth in the preamble to this Agreement.

          (p)  "Confidentiality Agreement" has the meaning set forth in Section 6.3.

          (q)  "Consents" means any consents, waivers or approvals from, or notification requirements to, any third parties.

          (r)  "Company Disclosure Schedule" means the Company Disclosure Schedule as set forth in Article III, dated as of the date hereof and delivered to the Purchaser by the Company.

          (s)  "Damages" means the out-of-pocket amounts incurred and paid for any loss, liability, damage or reasonable expense incurred as a result thereof, including, without limitation, reasonable attorneys', accountants' and experts' fees.

          (t)    "Employee Indemnitee" has the meaning set forth in Section 6.8(b).

          (u)  "Encumbrance" means any lien, pledge, option, charge, mortgage, encumbrance or other similar restriction.

          (v)  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

          (w)  "ERISA Affiliate" means any person or entity under common control with the Shareholder within the meaning of Section 414(b), (c), (m) or (o) of the Internal Revenue Code, and the regulations issued thereunder.

          (x)  "Excluded Taxes" has the meaning set forth in Section 9.1(a).

          (y)  "GAAP" means generally accepted accounting principles as in effect in the United States from time to time.

          (z)  "Governmental Authority" means any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency, commission or other governmental authority or instrumentality, domestic or foreign.

          (aa) "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

          (bb) "Intellectual Property Agreement" has the meaning set forth in the recitals to this Agreement.

          (cc) "Intellectual Property Rights" means all United States and foreign (a) patent and patent applications (whether or not filed) and invention disclosures; (b) trademarks, service marks, logos, designs, trade names, trade dress, domain names and corporate names and registrations and applications for registration thereof (whether or not filed) and the goodwill associated therewith; (c) copyrights, whether registered or unregistered, and registrations and applications for registration thereof (whether or not filed) and other works of authorship; (d) trade secrets, proprietary information, formulas, inventions, know-how, customer lists, supplier lists, manufacturer lists, manufacturing and production processes and techniques, manuals, formulas, hardware, software, firmware, databases; (e) moral rights and (f) other proprietary business and intellectual property rights which are employed in the conduct of Business as it is now being conducted.

          (dd) "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended.

          (ee) "IRS" means the Internal Revenue Service.

          (ff)  "knowledge of the Company," "the Company's knowledge," "awareness of the Company" and similar phrases mean the actual knowledge of the executive officers of the Shareholder and of Dave Williams, Mitch Myers, Ray Dicasali and Steve Babick as of the date of this Agreement.

          (gg) "Laws" means all laws, statutes, and ordinances of any country or political subdivision thereof including reported decisions of any court thereof having the effect of law in each such jurisdiction.

          (hh) "Lease Agreements" has the meaning set forth in Section 6.10(a).

          (ii)  "Lease Consent" has the meaning set forth in Section 6.10(a).

          (jj)  "Lease Termination Event" has the meaning set forth in Section 6.10(a).

          (kk) "Material Adverse Effect" means any change in the Company and its Subsidiaries that is materially adverse to the results of operations or the financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect: (i) any change resulting directly from compliance with the terms and conditions of this Agreement; (ii) any change resulting directly from the pendency of the transactions contemplated by the Acquisition or any other transactions contemplated hereby (including, without limitation, any cancellation or deferral of product or service orders by customers); (iii) any change in stock price or trading volume (including any change involving the stock price and trading volume of the Shareholder) or any failure to meet internal projections or forecasts or published revenue or earnings projections; or (iv) any change or effect that results or arises from changes affecting any of the industries in which the Company operates generally or the United States economy generally.

          (ll)  "Material Consequence" means any fact, event or circumstance having an effect on the financial condition or results of operations of the Business in an amount greater than five hundred thousand dollars ($500,000); provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Consequence: (i) any change resulting directly from compliance with the terms and conditions of this Agreement (exclusive of changes constituting a breach of the representations contained in Section 3.4 and Section 3.5); (ii) any change resulting directly from the pendency of the transactions contemplated by the Acquisition or any other transactions contemplated hereby (including, without limitation, any cancellation or deferral of product or service orders by customers); (iii) any change in stock price or trading volume (including any change involving the stock price and trading volume of the Shareholder) or any failure to meet internal projections or forecasts or published revenue or earnings projections; or (iv) any change or effect that results or arises from changes affecting any of the industries in which the Company operates generally or the United States economy generally.

          (mm)"Material Contracts" has the meaning set forth in Section 3.16.

          (nn) "Non-Assumable Agreements" has the meaning set forth in Section 6.11(d).

          (oo) "Non-U.S. Plans" has the meaning set forth in Section 6.9(d).

          (pp) "Notice Date" has the meaning set forth in Section 6.10(e).

          (qq) "Permits" means all franchises, permits, licenses, qualifications, municipal and other approvals, authorizations, orders, consents and other rights from, and filings with, any Governmental Authority.

          (rr)  "Personal/Mixed Property" means personal or mixed property, whether tangible or intangible but excluding any intellectual property rights.

          (ss)  "Permitted Encumbrance" has the meaning set forth in Section 3.13.

          (tt)  "Plans" has the meaning set forth in Section 3.14(a).

          (uu) "Purchase Price" has the meaning set forth in Section 2.2.

          (vv) "Purchaser" has the meaning set forth in the preamble to this Agreement.

          (ww)"Purchaser Benefits" has the meaning set forth in Section 9.3(b).

          (xx) "Purchaser Employee" has the meaning set forth in Section 6.9(a).

          (yy) "Reference Date" means March 31, 2002.

          (zz) "Securities Act" has the meaning set forth in Section 5.5(a).

          (aaa)"Shareholder" has the meaning set forth in the preamble to this Agreement.

          (bbb)"Shareholder Benefits" has the meaning set forth in Section 9.3(c).

          (ccc)"Shareholder Disclosure Schedule" means the Shareholder Disclosure Schedule as set forth in Article IV, dated as of the date hereof and delivered by the Shareholder to the Purchaser.

          (ddd)"Shares" has the meaning set forth in Section 2.1.

          (eee)"Subsidiary" or "Subsidiaries" means any and all corporations, partnerships, joint ventures, associations, and other entities in which the majority of voting common stock or other majority equity interest is held by the Company. The term "Subsidiary" or "Subsidiaries" shall include corporations in which the majority of voting common stock or other equity interest is indirectly held by the Company.

          (fff) "Tax" means all taxes, charges, fees, levies, duties, imposts or other assessments or charges imposed by and required to be paid to any federal, state, local or foreign taxing authority, including, without limitation, income, excise, property, sales, use, transfer, gains, ad valorem or value added, stamp, payroll, windfall, profits, gross receipts, employment, withholding, social security, workers' compensation, unemployment compensation, documentation, registration, customs duties, tariffs, net worth and franchise taxes (including any interest, penalties or additions attributable to or imposed on or with respect to any such assessment) and any estimated payments or estimated taxes.

          (ggg)"Tax Returns" means any return, report, information return or other similar document or statement (including any related or supporting information) filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax, including, without limitation, any information, return, claim for refund, amended return or declaration of estimated Tax and all federal, state, local and foreign returns, reports and similar statements.

          (hhh)"Transition Services Agreement" has the meaning set forth in the recitals to this Agreement.

ARTICLE II

THE ACQUISITION

        2.1    Purchase and Sale.    Upon the terms and subject to the conditions set forth in this Agreement, the Shareholder agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Shareholder, one thousand (1,000) shares of the Company's common stock, $0.001 par value per share (the "Shares"), which constitute all of the Company's issued and outstanding capital stock.

        2.2    Purchase Price.    The aggregate purchase price (the "Purchase Price") for the Shares shall consist of a cash payment in the amount of Thirty-Five Million Dollars ($35,000,000). The Purchase Price shall be payable as provided in Section 2.3(c).

        2.3    Closing.

          (a)  Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares contemplated hereby shall take place at a closing (the "Closing") to be held, as soon as reasonably practicable subsequent to the satisfaction of the closing conditions specified in Article VII of this Agreement (but in no event later than the end of the sixth Business Day following June 18, 2002), at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California, or at such other time or on such other date or at such other place as the Shareholder and the Purchaser may mutually agree upon in writing (the day on which the Closing takes place being the "Closing Date").

          (b)  At the Closing, the Shareholder and the Company shall deliver or cause to be delivered to the Purchaser:

              (i)  a stock certificate(s) evidencing the Shares duly endorsed in blank or accompanied by stock powers duly executed in blank; and

            (ii)  with effect from the Closing, the resignation of each of the directors of the Company.

          (c)  At the Closing, the Purchaser shall deliver or cause to be delivered the Purchase Price by wire transfer in immediately available funds, pursuant to the instructions set forth on Schedule AA of the Shareholder Disclosure Schedule.

        2.4    Accounting Consequences.    It is intended by the parties hereto that the Acquisition shall be treated for accounting purposes as a purchase.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

        The Shareholder hereby represents and warrants to the Purchaser, except as provided in this Agreement, the Intellectual Property Agreement or the Transition Services Agreement and subject to such exceptions as are specifically disclosed in writing in the disclosure letter supplied by the Company to the Purchaser and referencing a specific representation supplied by the Company to the Purchaser, which disclosure shall provide an exception to or otherwise qualify the representations or warranties of the Company specifically referred to in such disclosure and such other representations and warranties to the extent such disclosure shall reasonably appear to be applicable to such other representations or warranties (the "Company Disclosure Schedule") as follows:

        3.1    Incorporation and Authority.    The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Georgia and has all necessary corporate power and authority to enter into this Agreement, the Intellectual Property Agreement and the Transition Services Agreement, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Intellectual Property Agreement and the Transition Services Agreement by the Company, the performance by the Company of its obligations hereunder and thereunder, and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Company. This Agreement, the Intellectual Property Agreement and the Transition Services Agreement have been duly executed and delivered by the Company and the Shareholder. Assuming due authorization, execution and delivery by the Purchaser, this Agreement, the Intellectual Property Agreement and the Transition Services Agreement constitute legal, valid and binding obligations of the Company and the Shareholder enforceable against the Company and the Shareholder in accordance with their respective terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

        3.2    Capital Stock.    The authorized capital stock of the Company consists of 1,000 shares of common stock, of which only the Shares are issued and outstanding. The Shares and the issued and outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive rights. All of the shares of capital stock of the Subsidiaries listed as owned by the Company in Section 3.3 of the Company Disclosure Schedule are owned by the Company free and clear of all Encumbrances and preemptive or subscription rights. There are no options, warrants or rights of conversion or other rights, agreements, arrangements or commitments obligating the Company to issue, sell, deliver or transfer any of its shares of capital stock or the capital stock of any Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company. There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Shares or the capital stock of any Subsidiaries.

        3.3    Subsidiaries.    Section 3.3 of the Company Disclosure Schedule sets forth a true and complete list of all Subsidiaries, listing for each Subsidiary its name, type of entity, the jurisdiction of its incorporation or organization, its authorized capital stock, partnership capital or equivalent, the number and type of its issued and outstanding shares of capital stock, partnership interests or similar ownership interests and the Company's current ownership of such shares, partnership interests or similar ownership interests. Each Subsidiary listed in Section 3.3 of the Company Disclosure Schedule is duly organized and validly existing under the laws of its respective jurisdiction of organization and has the requisite power and authority to own, operate or lease the properties and assets now owned, operated or leased by such Subsidiary and to carry on its business in all material respects as currently conducted by such Subsidiary, except for such failures which would not reasonably be expected to have a Material Adverse Effect. Other than a Subsidiary of the Company, the Company does not own, directly or indirectly, any equity securities of any corporation or other entity as of the date hereof.

        3.4    No Conflict.    Assuming all consents, approvals, authorizations and other actions described in Section 3.5 have been obtained and all filings and notifications listed in Section 3.5 of the Company Disclosure Schedule have been made, and except as may result from any facts or circumstances relating solely to the Purchaser, the execution, delivery and performance of this Agreement and the Intellectual Property Agreement by the Company and the Shareholder do not and will not (a) violate or conflict with the existing Amended and Restated Articles of Incorporation or By-laws of the Company; (b) conflict with or violate any Law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to the Company, the Business or any Subsidiary in effect as of the date hereof, except for such conflicts or violations as would not reasonably be expected to have, individually or in the aggregate, a Material Consequence; or (c) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on the Shares or on any of the assets or properties of the Company or any Subsidiary or the Business pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument relating to such assets or properties to which the Company or any Subsidiary is a party or by which any of such assets or properties is bound or affected, except in the case of matters described in the foregoing clause (c) as would not in any individual case reasonably be expected to have a Material Consequence or a material adverse effect on the ability of the Company or the Shareholder to consummate the transactions contemplated by this Agreement.

        3.5    Consents and Approvals.    The execution and delivery of this Agreement and the Intellectual Property Agreement by the Company and the Shareholder do not, and the performance of this Agreement and the Intellectual Property Agreement by the Company will not, require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority, except for (a) the notification requirements of the HSR Act, (b) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent the Company or the Shareholder from performing any of their material obligations under this Agreement and would not reasonably be expected to have a Material Consequence or (c) as may be necessary as a result of any facts or circumstances relating solely to the Purchaser.

        3.6    Intentionally Omitted.

        3.7    Intentionally Omitted.

        3.8    Absence of Certain Changes or Events.

          (a)  Since the Reference Date, the Business has been conducted in the ordinary course and consistent with past practice.

          (b)  Since the Reference Date and except as contemplated by this Agreement, the Intellectual Property Agreement and the Transition Services Agreement, there has not been:

              (i)  any material damage, destruction or loss to any of the material assets or properties of the Company or any Subsidiary;

            (ii)  any Encumbrance incurred or created on any properties, assets or the Shares other than Permitted Encumbrances;

            (iii)  any establishment by the Company or any Subsidiary of, or material increase by the Company or any Subsidiary in, any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, any grant of any stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plans of the Company or any Subsidiary, or other material increase in the compensation payable or to become payable by the Company or any Subsidiary to any officer or key employee of the Company or any Subsidiary, except, in any case described above, in the ordinary course of business or as may be required by Law;

            (iv)  any material employment or severance agreement entered into by the Company or any Subsidiary with any of the employees of the Company or any Subsidiary;

            (v)  any sale, assignment, transfer, lease or other disposition or agreement to sell, assign, transfer, lease or otherwise dispose of any of the fixed assets of the Company or any Subsidiary which in any single case shall have a value exceeding $200,000;

            (vi)  any acquisition by the Company or any Subsidiary (by merger, consolidation, or acquisition of stock or assets) of any corporation, partnership or other business organization or division thereof (other than a Subsidiary);

          (vii)  except in connection with the acquisition by the Company (or a Subsidiary) of a Subsidiary and except in the ordinary course of business, any incurrence of any indebtedness for borrowed money or issuance of any debt securities or assumption, grant, guarantee or endorsement, or other accommodation or arrangement making the Company or any Subsidiary responsible for, the obligations of any person, or any loans or advances by the Company or any Subsidiary, to the extent any such individual event is in excess of $200,000;

          (viii)  any issuance or sale of additional shares of the capital stock of, or other equity interests in, the Company or any Subsidiary, or securities convertible into or exchangeable for such shares or equity interests, or issuance or granting of any options, warrants, calls, subscription rights or other rights of any kind to acquire additional shares of such capital stock, such other equity interests, or such securities;

            (ix)  any amendment to the Company's Amended and Restated Articles of Incorporation or By-laws;

            (x)  any (A) capital expenditure or commitment by the Company or any Subsidiary exceeding Two Hundred Thousand Dollars ($200,000) in the aggregate or (B) material transaction between the Company or any Subsidiary, on the one hand, with any officer or director of the Shareholder, Company or any Subsidiary (or any spouse or offspring of such person, or any trust, partnership or corporation in which any of such persons has a controlling interest), on the other hand;

            (xi)  any agreement to take any actions specified in this Section 3.8, except for this Agreement.

        3.9    Absence of Litigation.    There are no material Actions pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary or any of the assets or properties of the Company or any Subsidiary, before any Governmental Authority. The Company, its Subsidiaries and their respective assets and properties are not subject to any material order, writ, judgment, injunction, decree, determination or award.

        3.10    Compliance with Laws.    Neither the Company nor any Subsidiary is in material violation of any material Law, rule, regulation, order, judgment or decree applicable to the Company or any Subsidiary or by which any of the properties of the Company or any Subsidiary is bound or affected.

        3.11    Licenses and Permits.    The Company and its Subsidiaries have all Permits necessary to conduct the Business in all material respects as currently conducted.

        3.12    Intellectual Property Rights.

          (a)  The Company Disclosure Schedule lists all trademarks, patents, copyrights service marks, trade names and domain names owned by the Company and each Subsidiary, included in the Intellectual Property Rights, which are registered or the subject of pending applications for registration. The Intellectual Property Rights constitute all of the intellectual property necessary to conduct the Business in all material respects as currently conducted.

          (b)  Except as would not reasonably be expected to have a Material Consequence, to the knowledge of the Company: (i) all the Intellectual Property Rights are owned by the Company or a Subsidiary free and clear of all Encumbrances other than Permitted Encumbrances or are licensed to the Company or a Subsidiary and (ii) no claim, action, suit or proceeding has been made or asserted in writing or is pending (nor, to the knowledge of the Company, has any such claim, action, suit or proceeding been threatened in writing) against the Company or any Subsidiary either (A) based upon, challenging or seeking to deny or restrict the use by the Company or such Subsidiary of any of the Intellectual Property Rights or (B) alleging that any services provided or products manufactured or sold, or Intellectual Property Rights being used, are being provided, manufactured, sold or used in violation of any intellectual property rights of any third person. Except as would not reasonably be expected to have a Material Consequence, to the knowledge of the Company: (i) no third person's intellectual property rights infringe upon the Intellectual Property Rights or other rights of the Company or any Subsidiary; and (ii) no product or service sold by the Company or any Subsidiary violates or infringes upon any intellectual property right owned by, or other right of, a third person.

        3.13    Real Property.    The Company does not own any real property. Each parcel of leased real property, including, without limitation, those properties set forth in Section 3.13 of the Company Disclosure Schedule, leased by the Company or any Subsidiary is leased free and clear of all Encumbrances, except: (i) liens for Taxes and assessments not yet payable; (ii) liens for Taxes, assessments and charges and other claims, the validity of which are being contested in good faith; (iii) imperfections of title, liens, security interests, claims and other charges and Encumbrances the existence of which do not materially detract from the value or interfere with the present use of the property subject thereto or affected thereby; (iv) inchoate mechanic's and materialmen's liens for construction in progress; and (v) workmen's, repairmen's, warehousemen's and carrier's liens arising in the ordinary course of the business (subsections (i) through (v) are collectively referred to herein as, "Permitted Encumbrances"). Except as would not reasonably be expected to have a Material Consequence in any individual case, to the knowledge of the Company, each Lease Agreement (as defined in Section 6.10) is in full force and effect and is valid and enforceable against the lessor in accordance with its terms. All rents and other payments due to date under the Lease Agreements have been paid in full and, to the Company's knowledge, there is no existing default, violation or breach of such Lease Agreement which would reasonably be expected to have a Material Consequence. With respect to the property leased pursuant to the Lease Agreements, to the knowledge of the Company, neither the Shareholder nor the Company has received any written notice of (i) any violation by the Shareholder, the Company or a Subsidiary of any applicable zoning ordinance, building code, planning law or regulation or use or occupancy restriction, the violation of which would reasonably be expected to have a Material Consequence; or (ii) any condemnation action or proceeding.

        3.14    Employee Benefit Matters.

          (a)  All employee compensation, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements, including without limitation, each "employee benefit plan" within the meaning of Section 3(3) of ERISA, that are solely sponsored by the Company or any Subsidiary or with respect to which the Company or any Subsidiary has or may in the future have liability, are set forth in Section 3.14(a) of the Company Disclosure Schedule (the "Plans"). Each Plan is in writing and the Company has previously made available to the Purchaser a true and complete copy of each Plan.

          (b)  Each Plan has been operated in all material respects in accordance with the requirements of all applicable Laws, including, without limitation, ERISA and the Internal Revenue Code. Any Plan intended to be qualified under Section 401(a) of the Internal Revenue Code and each trust intended to qualify under Section 501(a) of the Internal Revenue Code (i) has either applied for or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation.

          (c)  None of the Company or any Subsidiary has ever maintained, established, sponsored, participated in, or contributed to, any (i) plan subject to Title IV of ERISA, or (ii) "multiemployer plan" within the meaning of Section (3)(37) of ERISA. No Plan provides or promises to provide retiree medical or retiree life insurance benefits to any current or former employee of the Business, except to the extent required by Law.

          (d)  As relates to the Company, there is not presently pending or existing, and to the Company's knowledge there is not threatened, (i) any strike, slowdown, picketing, or work stoppage, or (ii) any application for certification of a collective bargaining agent. None of the domestic employees of the Company are covered by any union, collective bargaining or other similar labor agreement.

        3.15    Taxes.    All federal, state, local and foreign Tax Returns required to be filed by or on behalf of the Company and each of its Subsidiaries, have been timely filed, and all such Tax Returns are complete and accurate except to the extent any failure to file or any inaccuracies in filed returns would not reasonably be expected to have a Material Consequence. All Taxes due and owing by the Company or any Subsidiary of the Company have been paid, or reserved for, except to the extent any failure to pay or reserve would not reasonably be expected to have a Material Consequence. There is no presently pending audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy which has had a Material Consequence with respect to any Taxes due and owing by the Company or any Subsidiary of the Company. All assessments for Taxes due and owing by the Company or any Subsidiary of the Company with respect to completed and settled examinations or concluded litigation have been paid. Neither the Company nor any Subsidiary of the Company, is a party to any tax indemnity agreement, tax sharing agreement or other agreement under which the Company or any Subsidiary of the Company could become liable to another person as a result of the imposition of a Tax upon such person, or the assessment or collection of such a Tax. The Company and each of its Subsidiaries has complied in all material respects with all rules and regulations relating to the withholding of Taxes.

        3.16    Certain Contracts.

          (a)  Section 3.16 of the Company Disclosure Schedule contains a list of all outstanding contracts of the Company and any of its Subsidiaries (excluding contracts with the Company's or any Subsidiary's customers) that have required over the twelve (12) months ended December 31,

  2001 payments by the Company or any of its Subsidiaries of more than Two Hundred Thousand Dollars ($200,000) (the "Material Contracts"). Each such Material Contract is valid, binding and enforceable against the Company or the applicable Subsidiary subject to the effect of any applicable, bankruptcy, reorganization, insolvency, moratorium, or similar Laws affecting creditors' rights and remedies generally and, to the Company's knowledge, against the other parties thereto, in accordance with its terms. Neither the Company nor any Subsidiary has received any written notice that it is in default or breach of or is otherwise delinquent in performance under any such Material Contract, which default, breach or delinquency would reasonably be expected to have a Material Consequence. To the Company's knowledge, each of the other parties to the Material Contracts has performed in all material respects all obligations required to be performed by them, and is not in default in any material respect, under its respective Material Contract.

          (b)  Each Assumed Agreement (as defined in Section 6.11(a)) containing payment obligations of a party thereto in excess of $250,000 is valid and enforceable against the Shareholder in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors' rights and remedies generally. To the Company's knowledge, each Assumed Agreement containing payment obligations of a party thereto in excess of $250,000 is enforceable against the other parties thereto in accordance with its terms. To the knowledge of the Company, no Assumed Agreement Containing payment obligations of a party thereto in excess of $250,000 is subject to any material breach, default or violation.

        3.17    Customers and Suppliers.    Except as would not reasonably be expected to have a Material Consequence and to the knowledge of the Company, (i) there are no outstanding material disputes between the Company or any Subsidiary and any of their respective customers or suppliers, and (ii) as of the date of this Agreement, no such customer or supplier has notified the Company or any Subsidiary in writing that it will not do business with the Company or a Subsidiary.

        3.18    Insurance.    Neither the Company nor any Subsidiary maintains any policy of insurance.

        3.19    Title to Certain Assets.    The Company and the Subsidiaries have good and marketable title to all of the Personal/Mixed Property owned by them, free and clear of all Encumbrances other than Permitted Encumbrances. To the knowledge of the Company, neither the Company nor any Subsidiary has received any written notice that it is in default or breach of or is otherwise delinquent under any lease pursuant to which the Company or the Subsidiaries lease Personal/Mixed Property from others, which default, breach or delinquency would reasonably be expected to have a Material Consequence.

        3.20    Sufficiency of Certain Assets.    Except as would not reasonably be expected to have a Material Consequence in any individual case, the Company or a Subsidiary owns or leases all Personal/Mixed Property necessary for the conduct of the Business as presently conducted. Other than (i) the hosting equipment for Shareholder's Telco Service Bureau application; and (ii) the personal computers, peripherals and related equipment used by persons who are not Purchaser Employees, all material Personal/Mixed Property located, as of the Closing Date, at any of the real property leased pursuant to the Lease Agreements (excluding Personal/Mixed Property located at such real property where the Business is not conducted) is owned or leased by the Company or the Subsidiaries and shall remain the owned or leased Personal/Mixed Property of the Company and the Subsidiaries following the Closing Date. Except as would not reasonably be expected to have a Material Consequence, such Personal/Mixed Property is suitable for the purposes for which it is presently used.

        3.21    Brokers.    Except for Credit Suisse First Boston Corporation, the fees and reasonable expenses of which are to be paid by the Shareholder (not the Company), no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

        The Shareholder hereby represents and warrants to the Purchaser, except as provided in this Agreement, the Intellectual Property Agreement or the Transition Services Agreement and subject to such exceptions as are specifically disclosed in writing in the disclosure letter and referencing a specific representation supplied by Shareholder to the Purchaser, which disclosure shall provide an exception to or otherwise qualify the representations or warranties of the Shareholder specifically referred to in such disclosure and such other representations and warranties to the extent such disclosure shall reasonably appear to be applicable to such other representations or warranties (the "Shareholder Disclosure Schedule") as follows:

        4.1    Authority to Execute and Perform Agreement.    The Shareholder is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to enter into this Agreement, the Intellectual Property Agreement and the Transition Services Agreement, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Intellectual Property Agreement and the Transition Services Agreement by the Shareholder and the consummation by the Shareholder of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Shareholder, and no other proceedings on the part of the Shareholder are necessary to authorize this Agreement, the Intellectual Property Agreement or the Transition Services Agreement or to consummate the transactions contemplated hereby. Assuming due authorization, execution and delivery by the Purchaser, this Agreement, the Intellectual Property Agreement and the Transition Services Agreement constitute legal, valid and binding obligations of the Shareholder enforceable against the Shareholder in accordance with their respective terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency (including, without limitation, all Laws relating to fraudulent transfers), moratorium or similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

        4.2    Ownership of the Shares.    The Shareholder owns the Shares and has good and marketable title to such Shares, free and clear of all Encumbrances and preemptive or subscription rights other than restrictions on transfer under applicable federal and state securities Laws.

        4.3    No Conflict.    Assuming all consents, approvals, authorizations and other actions described in Section 4.4 have been obtained and all filings and notifications listed in Section 4.4 of the Shareholder Disclosure Schedule have been made, and except as may result from any facts or circumstances relating solely to the Purchaser, and except as would not prevent the Shareholder from performing any of its material obligations under this Agreement or the Intellectual Property Agreement (at no material additional cost to the Company or any Subsidiary unless the Company or any Subsidiary is required to bear such cost in accordance with this Agreement or the Intellectual Property Agreement), the execution, delivery and performance of this Agreement and the Intellectual Property Agreement by the Shareholder do not and will not (a) conflict with or violate any Law applicable to the Shareholder or (b) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on the Shares owned by the Shareholder pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument to which the Shareholder is a party or by which any of the Shares is bound or affected.

        4.4    Consents and Approvals.    The execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by the Shareholder will not, require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority, except (a) the notification requirements of the HSR Act, (b) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent Shareholder from performing any of its material obligations under this Agreement (at no material additional cost to the Company or any Subsidiary unless the Company or any Subsidiary is required to bear such cost in accordance with this Agreement or the Intellectual Property Agreement) or (c) as may be necessary as a result of any facts or circumstances relating solely to the Purchaser.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

        The Purchaser represents and warrants to the Company and the Shareholder, except as provided in this Agreement, the Intellectual Property Agreement or the Transition Services Agreement, as follows:

        5.1    Incorporation and Authority of the Purchaser.    The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, by the Purchaser, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement, has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Company and the Shareholder) constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

        5.2    No Conflict.    Except as may result from any facts or circumstances relating solely to the Company or the Shareholder, the execution, delivery and performance of this Agreement and the Intellectual Property Agreement by the Purchaser do not and will not (a) violate or conflict with the Certificate of Incorporation, Bylaws or other organizational document of the Purchaser, (b) conflict with or violate any Law applicable to the Purchaser, or (c) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any lien or other Encumbrance on any of the assets or properties of the Purchaser pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument relating to such assets or properties to which the Purchaser or any of its subsidiaries is a party or by which any of such assets or properties is bound or affected, except as have not had a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

        5.3    Consents and Approvals.    The execution and delivery of this Agreement by the Purchaser do not, and the performance of this Agreement by the Purchaser will not, require any consent, approval, authorization or other action by, or filing with or notification to, any governmental or regulatory authority, except (a) the notification requirements of the HSR Act, (b) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent the Purchaser from performing any of its material obligations under this Agreement or (c) as may be necessary as a result of any facts or circumstances relating solely to the Company or the Shareholder.

        5.4    Absence of Litigation.    No claim, action, proceeding or investigation is pending before any Governmental Authority which seeks to delay or prevent the consummation of the transactions contemplated hereby or which would be reasonably likely to materially and adversely affect or restrict the Purchaser's ability to consummate the transactions contemplated hereby.

        5.5    Private Placement.

          (a)  The Purchaser understands that (i) the offering and sale of the Shares hereunder is intended to be exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") pursuant to Section 4(1) thereof and (ii) there is no existing public or other market for the Shares and there can be no assurance that the Purchaser will be able to sell or dispose of the Shares.

          (b)  The Shares are being acquired by the Purchaser for its own account and without a view to the public distribution of the Shares or any interest therein.

          (c)  The Purchaser is an "accredited investor" as such term is defined in Regulation D promulgated under the Securities Act.

          (d)  The Purchaser is not a broker-dealer subject to Regulation T promulgated by the Board of Governors of the Federal Reserve System.

          (e)  The Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares, and the Purchaser is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Shares.

          (f)    The Purchaser has been given the opportunity to ask questions of, and receive answers from, the Company and the Shareholder concerning the transactions contemplated by the Agreement, the Intellectual Property Agreement, the Transition Services Agreement, the Shares and other related matters. The Purchaser acknowledges that the Company and the Shareholder have made available to the Purchaser or its agents all documents and information requested by or on behalf of the Purchaser relating to an investment in the Shares. In evaluating the suitability of an investment in the Shares, the Purchaser has not relied upon any other representations or other information (whether oral or written) made by or on behalf of the Company or the Shareholder other than as explicitly set forth in this Agreement.

          (g)  The Purchaser understands and agrees that it may not sell or dispose of any of the Shares other than pursuant to a registered offering, unless otherwise exempt from the registration requirements of the Securities Act.

        5.6    Financing.    The Purchaser (i) has funds available to pay the Purchase Price and any expenses incurred by the Purchaser in connection with the transactions contemplated by this Agreement; (ii) has the resources and capabilities (financial or otherwise) to perform hereunder and under the Intellectual Property Agreement and the Transition Services Agreement; and (iii) has not incurred any obligation, commitment, restriction or liability of any kind, absolute or contingent, present or future, which would impair or adversely affect such resources and capabilities.

        5.7    Brokers.    No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

ARTICLE VI

ADDITIONAL AGREEMENTS

        6.1    Conduct of Business Prior to the Closing.

          (a)  Unless the Purchaser otherwise agrees in writing (which agreement shall not unreasonably be withheld, conditioned or delayed) and except as otherwise set forth in this Agreement, the Intellectual Property Agreement or in the Company Disclosure Schedule, between the date of this Agreement and the Closing Date, the Company will, and will cause its Subsidiaries to, (i) conduct the Business only in the ordinary course, (ii) use reasonable efforts to preserve substantially intact the business organization of the Business, (iii) use reasonable efforts to keep available to the Purchaser the services of the present officers and key employees of the Company and its Subsidiaries and (iv) use reasonable efforts to preserve the current relationships of the Company and its Subsidiaries with their respective customers, suppliers, distributors and other persons with which the Company and its Subsidiaries have significant business relationships.

          (b)  Except as expressly provided in this Agreement, the Intellectual Property Agreement or the Company Disclosure Schedule, between the date of this Agreement and the Closing Date, the Company will not, and will cause its Subsidiaries not to, do any of the following without the prior written consent of the Purchaser (which consent shall not unreasonably be withheld, conditioned or delayed):

              (i)  except in the ordinary course of business, grant any material Encumbrance of any kind on any properties or assets (whether tangible or intangible) of the Company or any Subsidiary other than Permitted Encumbrances;

            (ii)  establish or materially increase any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or otherwise materially increase the compensation payable to or to become payable by the Company or any Subsidiary to any officers or key employees of the Company or any Subsidiary, except in any case described above in the ordinary course of business or as may be required by Law;

            (iii)  except in the ordinary course of business, enter into any material employment or severance agreement with any of the employees of the Company or any Subsidiary;

            (iv)  except in the ordinary course of business, sell, assign, transfer, lease or otherwise dispose of any fixed assets of the Company or any Subsidiary which in any single case shall have a value exceeding $200,000;

            (v)  acquire (by merger, consolidation or acquisition of stock or assets or other reorganization) any corporation, partnership or other business organization or division thereof;

            (vi)  incur any indebtedness for borrowed money or issue any debt securities or assume, grant, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make loans or advances, to the extent the aggregate value of any matter set forth in this Section 6.1(b)(vi) exceeds $200,000 individually, except in the ordinary course of business;

          (vii)  materially change any method of accounting or accounting practice used by the Company or its Subsidiaries, other than such changes as determined by the Company to be required by GAAP;

          (viii)  issue or sell any additional shares of the capital stock of, or other equity interests in, the Company or any Subsidiary, or securities convertible into or exchangeable for such shares or equity interests, or issue or grant any options, warrants, calls, subscription rights or other rights of any kind to acquire additional shares of such capital stock, such other equity interests, or such securities;

            (ix)  amend the Company's Amended and Restated Articles of Incorporation or By-laws;

            (x)  make any capital expenditure or commitment by the Company or any Subsidiary exceeding Two Hundred Thousand Dollars ($200,000) in the aggregate;

            (xi)  enter into any material transaction between the Company or any Subsidiary, on the one hand, with any officer or director of the Shareholder, Company or any Subsidiary (or any spouse or offspring of such person, or any trust, partnership or corporation in which any of such persons has a controlling interest), on the other hand; or

          (xii)  enter into an agreement to do any of the foregoing.

        6.2    Access to Information.    From the date hereof until the Closing, upon reasonable notice to the Company and the Shareholder, the Company and the Shareholder shall, and shall cause the officers, directors, employees, auditors and agents of the Company and its Subsidiaries to (i) afford the officers, employees and authorized agents and representatives of the Purchaser reasonable access, during normal business hours, to the offices, properties, books and records of the Company and its Subsidiaries and (ii) furnish to the officers, employees and authorized agents and representatives of the Purchaser such additional financial and operating data and other information regarding the assets, properties, goodwill and business of the Company and its Subsidiaries as the Purchaser may from time to time reasonably request; provided, however, that such investigation shall not unreasonably interfere with any of the businesses or operations of the Company or any of its respective affiliates, including its Subsidiaries, the Shareholder or the Shareholder's direct and indirect subsidiaries. After the Closing, the Shareholder and its representatives shall have reasonable access to any books, records, documents, files and correspondence to the extent that such access may reasonably be required in connection with matters relating to or affected by the operation of the business conducted by Shareholder, the Company and their direct and indirect subsidiaries prior to the Closing. Such access shall be afforded upon receipt of reasonable advance notice and normal business hours.

        6.3    Confidentiality.    The terms of the letter agreement (the "Confidentiality Agreement") by and between the Shareholder and the Purchaser are incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of the parties under this Section 6.3 shall terminate. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect.

        6.4    No Solicitation.    From and after the date of this Agreement until the earlier to occur of the Closing Date or termination of this Agreement pursuant to its terms, the Company will not, and the Shareholder will cause the Company not to, and each will instruct their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them not to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as defined below), or (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information concerning the Company with respect to, or take any other action to facilitate, or enter into any agreement or understanding with respect to, any Acquisition Proposal with respect to the Company. The Shareholder, the Company and the Company's subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.

        For purposes of this Agreement, "Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Purchaser) relating to any Acquisition Transaction. For the purposes of this Agreement, "Acquisition Transaction" shall mean (i) any merger, consolidation, sale or license of all or substantially all of the assets of the Company or similar transactions involving the Company (other than in the ordinary course of business); or (ii) sales by the Company or the Shareholder of any shares of the Company's capital stock.

        6.5    Regulatory and Other Authorizations; Consents.

          (a)  Each party hereto shall use its best efforts to obtain all authorizations, consents, orders and approvals of all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, the Intellectual Property Agreement and the Transition Services Agreement and will cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals. The parties hereto will not take any action that will have the effect of delaying, impairing or impeding the receipt of any required approvals.

          (b)  Each party hereto agrees to cooperate in obtaining any other consents and approvals which may be required in connection with the transactions contemplated by this Agreement, the Intellectual Property Agreement and the Transition Services Agreement.

        6.6    Investigation.    In connection with the Purchaser's investigation of the Company, the Subsidiaries and the Business, the Purchaser has received from the Company certain projections, business plans and other forecasts for the Company and its Subsidiaries, including, without limitation, projected income statement and balance sheet information and certain plan and budget information. The Purchaser acknowledges that there are uncertainties inherent in attempting to make such projections, forecasts, plans and budgets, that the Purchaser is familiar with such uncertainties, that the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it, and that the Purchaser will not assert any claim against the Company, the Shareholder or any of their directors, officers, employees, agents, stockholders, affiliates, consultants, counsel, accountants, investment bankers or representatives, or hold the Company, the Shareholder or any such persons liable, with respect thereto. Accordingly, the Company and the Shareholder make no representations or warranties with respect to any financial statements, estimates, projections, forecasts, plans or budgets referred to in this Section 6.6, or any other representation or warranty with respect to the Business, operations, assets, liabilities or financial condition of the Company or any Subsidiary other than as specifically set forth in this Agreement.

        6.7    Further Action.    Each of the parties hereto shall execute and deliver such documents and other papers and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

        6.8    Director And Officer Liability.

          (a)  The Purchaser and the Company agree that all rights to indemnification and all limitations on liability existing in favor of any Employee Indemnitee (as defined below) as provided in the Articles of Incorporation or by-laws of the Company or an agreement between an Employee Indemnitee and the Shareholder as in effect as of the date hereof shall survive the purchase and the sale of the Shares pursuant to this Agreement and continue in full force and effect in accordance with their terms.

          (b)  Effective as of the Closing, the Purchaser and the Company hereby assume and agree to discharge any obligation of the Shareholder to indemnify and hold harmless (including pursuant to the agreements referred to in Section 6.8(a)) any Purchaser Employee and any individuals who on or prior to the Closing were officers, directors, employees or agents of the Company and any of its Subsidiaries (collectively, the "Employee Indemnitees").

          (c)  The obligations of the Purchaser and the Company under this Section 6.8 shall not be terminated or modified in such a manner as to adversely affect any Employee Indemnitee to whom this Section 6.8 applies without the consent of such affected Employee Indemnitee (it being expressly agreed that the Employee Indemnitees to whom this Section 6.8 applies shall be third party beneficiaries of this Section 6.8).

          (d)  The Employee Indemnitees are intended third party beneficiaries of the Purchaser's obligations pursuant to this Section 6.8.

        6.9    Employee Matters.

          (a)  Effective as of the Closing Date, the Purchaser shall employ each of (and only) the employees of the Company and its Subsidiaries set forth in Section 6.9 of the Company Disclosure Schedule (each a "Purchaser Employee"), and prior to the Closing Date, shall send a notice to the Purchaser Employees in a form approved by the Shareholder informing them that the Purchaser shall be the sole employer of such employees as of the Closing. As of the Closing, the Purchaser shall provide Purchaser Employees, a total compensation package of salary, bonus opportunity and benefits that, in the aggregate are substantially comparable to that provided to such Purchaser Employees immediately prior to the Closing Date, provided, however, that the Shareholder acknowledges that the Purchaser does not presently have, and shall not be required to create, a stock purchase or stock option or similar plan. The benefit plans currently offered to the Purchaser Employees are set forth by the Company in Section 6.9(a) of the Company Disclosure Schedule. Each employee benefit plan, program, policy and arrangement of the Purchaser and its subsidiaries shall recognize, to the extent possible, (i) for purposes of satisfying any deductibles, co-pays and out-of-pocket maximums during the coverage period that includes the Closing Date, any payment made by any Purchaser Employee towards deductibles, co-pays and out-of-pocket maximums for such coverage period in any health or other insurance plan of the Shareholder, and (ii) for all purposes, including for purposes of determining eligibility to participate, vesting, schedule of benefits and benefit accrual, all service with the Shareholder and the Company and the Subsidiaries, including service with predecessor employers that was recognized by the Shareholder, the Company and the Subsidiaries; provided that such service shall not be recognized to the extent such recognition would result in a duplication of benefits.

          (b)  The Shareholder shall transfer to the Purchaser all amounts accrued (and not yet reimbursed) by any participating Purchaser Employee in flexible spending accounts maintained by the Shareholder through the Closing Date, and the Purchaser shall maintain such accounts for the Purchaser Employees after the Closing Date and shall be responsible for any claims for benefits with respect to such transferred accounts, whether incurred before, on or after the Closing Date. The Shareholder shall provide the Purchaser with an accounting documenting in reasonable detail the elections, balances and activity in each Participating Employee's flexible spending account from inception of the current plan year through the Closing Date.

          (c)  Effective as of the date of this Agreement, the Purchaser (i) assumes and agrees to discharge all liabilities and obligations with respect to PTO or vacation time of the Purchaser Employees and (ii) assumes and agrees to discharge all liabilities and obligations with respect to the severance arrangements set forth in Section 6.9(c) of the Company Disclosure Schedule. The Purchaser will cause its 401(k)/profit sharing plan to accept, after the Closing Date, the rollover of any Purchaser Employees' account in any 401(k)/profit sharing plan of the Shareholder or any of the Shareholder's direct or indirect subsidiaries, including the acceptance in such rollover of any outstanding plan loan of such Purchaser Employee. The Purchaser shall cooperate in the performance of all actions deemed necessary or appropriate by the Shareholder to complete the termination of the Harbinger 401(k) Retirement Plan.

          (d)  Effective on the Closing Date, the Purchaser shall adopt, or cause to be adopted, plans for the benefit of Purchaser Employees employed outside the United States ("Non-U.S. Plans"), which shall be substantially similar in their material features to the corresponding plans maintained by the Shareholder or a direct or indirect subsidiary of Shareholder as of the Closing Date for such employees. Purchaser shall assume and honor all terms and conditions of employment in respect of the Purchaser Employees employed outside the United States (including the assumption of potential or actual liabilities relating to the employment of such employees).

          (e)  Effective as of the Closing Date, the Purchaser and the Company shall be responsible for any and all liabilities and obligations relating to, arising from, or incurred in connection with the employment or termination of any Purchaser Employee on or after the Closing Date. The Purchaser and Company agree to indemnify, defend and hold Shareholder (and Shareholder's direct and indirect subsidiaries, officers, directors employees, affiliates and agents) harmless from and against any and all Damages, claims, losses, liabilities, deficiencies, costs and expenses, including reasonable attorneys' fees, costs and expenses of investigation arising out of or in connection with the employment or the termination of employment of any Purchaser Employee, including the failure to provide any applicable "Continuation Coverage" (as defined in COBRA) to Purchaser Employees and such employees' eligible dependents who experience a "Qualifying Event" (as defined in COBRA) on or after the Closing.

        6.10    Lease Agreements.

          (a)  Section 6.10 of the Company Disclosure Schedule contains a list of the real property and equipment lease agreements desired by the parties to be for the benefit of the Company and its Subsidiaries after the Closing (collectively, the "Lease Agreements"). With respect to the Lease Agreements to which the Shareholder is a party, the Shareholder shall cause such Lease Agreements to be assigned to the Company or appropriate Subsidiary as of the Closing Date; provided, however, that if a consent, waiver, amendment, novation and/or other agreement or instrument ("Lease Consent") is required by Law, the Lease Agreement or the lessor of such property to permit such assignment, or to avoid breach of, or acceleration of any rights or obligations under, or to avoid termination of, a Lease Agreement (collectively, a "Lease Termination Event"), and such a Lease Consent has not been obtained prior to the Closing Date, then when such Lease Consent is obtained, the Shareholder shall cause to be assigned to the Company or applicable Subsidiary, the Lease Agreement and all of Shareholder's (or its direct or indirect subsidiaries') right, title and interest in the related leased property. Any such assignment shall be subject to all liens, easements, Encumbrances, conditions, covenants and restrictions applicable to the leased property and the relevant Lease Agreement, the assignment and any other agreements entered into in connection therewith.

          (b)  Whether before or after the Closing Date, the Company and the Purchaser shall use, and shall cause their affected direct and indirect subsidiaries to use, their commercially reasonable efforts to obtain all required Lease Consents to avoid a Lease Termination Event relating to the Lease Agreements (whether such Lease Consents are required as a result of this Agreement or the Shareholder or its direct and indirect subsidiaries being the party to the Lease Agreement) and shall satisfy, or cause their applicable direct and indirect subsidiaries to satisfy, the lawful, commercially reasonable, requirements of the lessor of such leased property as a condition to the granting of a Lease Consent. Without limiting the foregoing, the Company and the Purchaser will, or will cause their applicable direct and indirect subsidiaries to do each of the following:

              (i)  if required by the lessor of the leased property, enter into an agreement with such lessor to observe and perform the lessee's obligations throughout the remainder of the term of the relevant lease, subject to any statutory limitations of such liability;

            (ii)  if required by the lessor of the leased property, enter into a novation agreement terminating the relevant Lease Agreement, and creating a new lease on the terms of the terminated lease or on terms consistent with comparable leases for comparable properties in the vicinity;

            (iii)  if required by the lessor of the leased property, provide a guarantee, surety or other security (including, without limitation, a security deposit) for the obligations under the relevant Lease Agreement in an amount equal to that stated in the Lease Agreement or in an amount consistent with those provided for comparable leases for comparable properties in the vicinity, and otherwise take all commercially reasonable steps to meet the lawful, commercially reasonable and market requirements of the lessor, so as to ensure that the Lease Consents are obtained;

            (iv)  use all reasonable efforts to assist the Shareholder with obtaining the lessor's consent to the release of any guarantee, surety or other security which Shareholder or any of its direct or indirect subsidiaries may have previously provided and, if required, offer such guarantee, surety or other security to the lessor in order to obtain such release; and

            (v)  promptly execute all lessor consent forms, lease amendments, novations and other documents as may be reasonably required by the lessor to effectuate the transactions described above.

          (c)  Whether before or after the Closing Date, the Shareholder, the Company and the Purchaser shall use, and shall cause the Subsidiaries to use, commercially reasonable efforts (including, with respect to the Purchaser, the Company and the Subsidiaries taking the actions set forth in Section 6.10(b)) to obtain in writing from the applicable lessor an unconditional release of the Shareholder and its direct and indirect subsidiaries (other than the Company and its Subsidiaries) from liability for the Lease Agreements. If despite such effort, no such release is obtained, then the Purchaser and the Company shall pay all liabilities, rentals, operating costs, fees, taxes, insurance, repairs, alterations, improvements, costs, expenses and other amounts under or in connection with the applicable Lease Agreement as they become due, shall otherwise abide by the terms of the Lease Agreement and shall indemnify, defend, protect and hold harmless the Shareholder and its direct and indirect subsidiaries, officers, directors, affiliates, agents, employees, lessees and sublessees from and after the Closing Date against all actions, liabilities, claims, costs, expenses, rentals, losses and Damages incurred by the Shareholder and its direct or indirect subsidiaries, officers, directors, affiliates, agents, employees, lessees and sublessees as a result of (i) the failure to pay any amounts owed under a Lease Agreement, (ii) the breach of a Lease Agreement and (iii) the use of equipment or use or occupancy of the premises covered thereby.

          (d)  In the event that any Lease Consent required hereunder is not obtained on or before the Closing Date, then

              (i)  on the Closing Date the Company shall receive a sublease of, or if a sublease is not permitted a license to use, the leased property, on the same terms and conditions (including price) as in effect immediately prior to the Closing, at the Company's expense to the fullest extent permitted by Law and the Lease Agreement (other than as would cause a Lease Termination Event) which will continue until the earlier of (i) the date such Lease Consent for such leased property is obtained; (ii) the date such Lease Consent is finally and unconditionally denied by the lessor, or (iii) the date the Purchaser and the Shareholder agree in writing that such Lease Consent cannot be obtained (which agreement shall not be unreasonably withheld); and

            (ii)  the Purchaser and the Company shall reimburse or cause to be reimbursed to the Shareholder as they become due any liability, rentals, operating costs, fees, taxes, insurance, repairs, alterations, improvements, other liabilities, costs and expenses (a) reasonably incurred by the Shareholder or its direct or indirect subsidiaries under or in connection with the relevant Lease Agreement, and (b) that would otherwise have been incurred by the Company or its Subsidiaries had the leased property been assigned or conveyed to the Company or its applicable Subsidiary on the Closing Date.

          (e)  If (i) a Lease Consent is finally and unconditionally refused by a lessor and the Company and the Shareholder are unable to agree on alternative arrangements, or (ii) Shareholder determines that any sublease or license herein granted or other arrangement must terminate due to a breach or potential breach of the relevant Lease Agreement or Lease Termination Event, then the Shareholder may require all other parties (and their direct and indirect subsidiaries) to vacate the property and surrender any equipment immediately or by such other date as may be specified in the notice from the Shareholder (the "Notice Date"), in which case the recipient of the notice shall vacate (or cause its direct and indirect subsidiaries to vacate) the relevant property or surrender such equipment on or before the Notice Date.

        6.11    Assumption of Agreements.

          (a)  It is expressly acknowledged that the Shareholder (and not the Company or any of its Subsidiaries) is a party to certain agreements (other than leases, such leases being covered by Section 6.10) that the Purchaser and the Company desire to have the benefit of and perform the obligations of the Shareholder (and its direct and indirect subsidiaries) under after the Closing that are set forth in Section 6.11(a) of the Shareholder Disclosure Schedule (the "Assumed Agreements"). The Shareholder hereby assigns to the Company as of the Closing (i) the Assumed Agreements to the extent that the Shareholder possesses and has the right to assign such Assumed Agreements as of the Closing; and (ii) the accounts receivable and other rights to payment under such Assumed Agreements that, as of the Closing, are payable by a third party to the Shareholder or a direct or indirect subsidiary of Shareholder, whether past due, due or to become due, including any interest, sales or use taxes, finance charges, late or returned check charges and other obligations of the accounts debtor with respect thereto.

          (b)  Effective on the Closing Date, the Company and the Purchaser hereby assume and agree to faithfully fulfill and perform and discharge, and agree to cause their direct and indirect subsidiaries (including the Subsidiaries) to assume, fulfill and perform, discharge and pay as they become due, all debts, liabilities, guarantees, assurances, commitments, acts, services and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including, without limitation, whether arising out of contract or tort based on negligence or strict liability) and whether or not the same would be required by generally accepted principles and accounting policies to be reflected in financial statements or disclosed in the notes thereto, relating to any of the Assumed Agreements (collectively, the "Assumed Agreement Liabilities").

          (c)  As of and from the Closing, the Shareholder on behalf of itself and its direct and indirect subsidiaries authorizes the Purchaser, the Company and their direct and indirect subsidiaries (including the Subsidiaries), to the extent permitted by applicable Law and the terms of the Assumed Agreements, at the Company's and the Purchaser's expense, to perform all the Assumed Agreement Liabilities and receive all of the benefits of the Shareholder and its affiliates thereunder.

          (d)  Nothing in this Agreement shall be construed as an attempt or agreement to assign, transfer, convey, deliver, lease, sublease, license or sublicense any Assumed Agreement or right contained therein, which by its terms or by Law, cannot be assigned, transferred, conveyed, delivered, leased, subleased, licensed or sublicensed, or under which rights or obligations would otherwise be accelerated as a result of this Agreement, or which are cancelable or terminable by a third party in the event of an assignment, transfer, conveyance, delivery, lease, sublease, license or sublicense (collectively, the "Non-Assumable Agreements"). In any such case, the assignment, transfer, conveyance, lease, sublease, license or sublicense shall be deemed deferred until such time as a consent, substitution, approval, amendment or removal of any legal impediment has been obtained such that a violation of the terms of the Non-Assumable Agreements and any Law, acceleration, cancellation or termination shall not occur.

          (e)  Whether before or after the Closing, the Purchaser and the Company agree to use (and shall cause the Subsidiaries to use) their respective reasonable commercial efforts to obtain, or to cause to be obtained, any consent, substitution, approval, release or amendment required to novate or assign all Non-Assumable Agreements and Assumed Agreement Liabilities of the Shareholder and its direct and indirect subsidiaries under any and all Non-Assumable Agreements and to obtain in writing the unconditional release of the Shareholder and its employees, officers, directors and/or direct or indirect subsidiaries so that, in any such case, the Company and/or Purchaser shall be solely responsible for such Non-Assumable Agreements and Assumed Agreement Liabilities.

          (f)    Unless prohibited by Law or the applicable Non-Assumable Agreement, in the event consents, novations, substitutions, approvals or amendments cannot be obtained (whether before or after the Closing) eliminating the condition that makes an Assumed Agreement a Non-Assumable Agreement: (i) the Company shall, as agent, subcontractor or in another permitted capacity for the Shareholder and the Shareholder's direct and indirect subsidiaries, pay, perform and discharge fully, or cause to be paid, performed or discharged all of the Assumed Agreement Liabilities under the Non-Assumable Agreements existing on and from and after the Closing Date; and (ii) the Shareholder shall, without further consideration, pay and remit, or cause to be paid or remitted to the Company all money, rights and other consideration received by Shareholder (as reasonably practicable) and in respect of such performance. If and when a consent, substitution, approval, release or amendment relating to a Non-Assumable Agreement shall be obtained, or such Non-Assumable Agreement shall otherwise become assignable or able to be novated, the Shareholder shall thereafter assign, or cause to be assigned, all its rights and obligations (including the Assumed Agreement Liabilities) to the Company or an appropriate Subsidiary without payment of further consideration and the Company or its Subsidiary shall, without payment of any further consideration, assume such rights and obligations (including the Assumed Agreement Liabilities).

          (g)  The Shareholder and its direct and indirect subsidiaries shall not be obligated to spend any money in connection with the Non-Assumable Agreements after the Closing Date unless the necessary funds are advanced or caused to be advanced by the Company or the Purchaser. In the event that the Shareholder or a direct or indirect subsidiary of Shareholder does make an advance, the Company and the Purchaser shall promptly reimburse the Shareholder or the applicable direct or indirect subsidiary of Shareholder.

          (h)  The Company and the Purchaser shall indemnify, defend and hold harmless the Shareholder and its direct and indirect subsidiaries, officers, directors, affiliates, agents and employees from and after the Closing Date against all actions, liabilities, claims, costs, expenses, rentals, losses and Damages incurred by the Shareholder or its direct and indirect subsidiaries, officers, directors, affiliates, agents, employees, lessees and sublessees as a result of (i) the failure of the Purchaser or the Company on or after the Closing Date to perform any Assumed Agreement or any Assumed Agreement Liabilities or (ii) the breach by the Purchaser or the Company on or after the Closing Date of any Assumed Agreement.

          (i)    Nothing in this Section 6.11 shall confer upon the Company, the Purchaser or any other person or entity any rights to the intellectual property held by the Shareholder under, or inconsistent with, the Intellectual Property Agreement.

        6.12    Further Instruments.    At the request of any party hereto and without further consideration, any other party will execute and deliver, and will cause their applicable direct and indirect subsidiaries to execute and deliver, to the requesting party their direct and indirect subsidiaries, all instruments, assumptions, novations, undertakings, substitutions or other documents and take such other action as the requesting party may reasonably request in order to evidence to third parties, and to effect completely, the transactions contemplated hereby.

        6.13    Insurance.    The Purchaser, the Company and the Subsidiaries will procure, or cause to be procured, insurance from financially sound institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for the business of the Company and the Subsidiaries, including, but not limited to, policies covering general liability and real and personal property owned, leased, licensed or otherwise occupied or held by the Company and its Subsidiaries against theft, damage, destruction and acts of vandalism. Without limiting the foregoing, such insurance shall include the insurance as described in any Lease Agreement or any Assumed Agreement.

        6.14    Company and Subsidiary Trade Payables.    The Purchaser, and not the Shareholder, shall be responsible for all liabilities of the Company and the Subsidiaries to third party trade creditors outstanding as of the Closing Date; provided, however, if the Company and the Subsidiary liabilities to third party trade creditors that are outstanding and have become due and payable as of the Closing Date exceeds $1,200,000.00, then the Shareholder shall be responsible for such excess amount (and the Purchaser shall remain responsible amount for the first $1,200,000.00 of such liabilities).

ARTICLE VII

CONDITIONS TO CLOSING

        7.1    Conditions to Obligations of the Company and the Shareholder.    The obligations of the Company and the Shareholder to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

          (a)    Representations and Warranties; Covenants.    (i) The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing, other than such representations and warranties as are made as of another date (which representations continue to be true and correct as of such particular date); (ii) the covenants contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects; and (iii) the Company and the Shareholder shall have received a certificate of the Purchaser to such effect signed by a duly authorized officer thereof;

          (b)    No Order.    No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, Law, rule, regulation, injunction or other order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions; provided, however, that the parties hereto shall use their best efforts to have any such order or injunction vacated; and

          (c)    IBM Matters.    The U.S. Assignment and the Germany Assignment (as such capitalized terms are defined in Section 4.3 of the Shareholder Disclosure Schedule) shall have been executed and delivered.

          (d)    Agent Consent.    The consent of the Agent required under the Credit Agreement (as such capitalized terms are defined in Section 4.3 of the Shareholder Disclosure Schedule) shall have been obtained or shall no longer be required under such Credit Agreement (whether relating to the termination of the Credit Agreement or otherwise).

          (e)    Intellectual Property Agreement and Transition Services Agreement.    The Intellectual Property Agreement and the Transition Services Agreement shall be in full force and effect as of the Closing, provided that this condition shall not be available to a party whose actions shall have been the cause of, or shall have resulted in, the failure of the Intellectual Property Agreement and/or Transition Services Agreement to be in full force and effect.

        7.2    Conditions to Obligations of the Purchaser.    The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

          (a)    Representations and Warranties; Covenants.    (i) The representations and warranties of the Company and the Shareholder contained in this Agreement shall be true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing, other than such representations and warranties as are made as of another date (which representations shall continue to be true and correct as of such particular date) and except for failures to be true and correct that do not in the aggregate constitute a Material Adverse Effect; (ii) the covenants contained in this Agreement to be complied with by the Company and the Shareholder on or before the Closing shall have been complied with in all material respects; and (iii) the Purchaser shall have received a certificate of the Company to such effect signed by a duly authorized officer thereof;

          (b)    No Order.    No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, Law, rule, regulation, injunction or other order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions; provided, however, that the parties hereto shall use their best efforts to have any such order or injunction vacated; and

          (c)    IBM Matters.    The U.S. Assignment and the Germany Assignment (as such capitalized terms are defined in Section 4.3 of the Shareholder Disclosure Schedule) shall have been executed and delivered.

          (d)    Completion of Due Diligence.    The Purchaser shall have completed its due diligence with respect to the Business to its satisfaction.

          (e)    Agent Consent.    The consent of the Agent required under the Credit Agreement (as such capitalized terms are defined in Section 4.3 of the Shareholder Disclosure Schedule) shall have been obtained or shall no longer be required under such Credit Agreement (whether relating to the termination of the Credit Agreement or otherwise).

          (f)    Intellectual Property Agreement and Transition Services Agreement.    The Intellectual Property Agreement and the Transition Services Agreement shall be in full force and effect as of the Closing, provided that this condition shall not be available to a party whose actions shall have been the cause of, or shall have resulted in, the failure of the Intellectual Property Agreement and/or Transition Services Agreement to be in full force and effect.

ARTICLE VIII

SURVIVAL; LIMITATION OF LIABILITY

        8.1    Survival of Representations and Warranties.    All of the representations and warranties of the parties hereto contained herein or in any certificate delivered pursuant hereto shall expire with, and be terminated and extinguished at the Closing by the consummation of the purchase and sale of the Shares pursuant to this Agreement. In no event shall any party hereto be deemed to have made any representation or warranty with respect to any factual or other matter except as specifically set forth in this Agreement or in a certificate delivered pursuant hereto. In reaching its decision to enter this Agreement, each party agrees that it (i) has relied only on the written representations and warranties of the other parties specifically set forth in this Agreement and (ii) has not relied on any other written or oral statement or communication by any other party or any employee or agent thereof.

        8.2    No Liability for Breaches of Representations and Warranties.    Other than fraud claims, no party to this Agreement shall be liable to any other party for any breach of any representation or warranty contained herein or in any certificate delivered pursuant hereto or for any loss, liability, damage (including Damages), or expense arising from or associated with any such breach.

ARTICLE IX

TAX MATTERS

        9.1    Tax Liability.

          (a)  The Shareholder shall be liable for, and shall pay or cause to be paid, any and all income Taxes (or franchise or other Taxes measured by net income) resulting solely from the Company or any of its Subsidiaries having been included in any consolidated, combined or unitary tax return that included the Company or any of its Subsidiaries for any taxable period (or portion thereof) ending on or before the Closing Date pursuant to Treasury Regulation Section 1.1502-6(a) or any analogous or similar state, local or foreign law or regulations (other than any liability arising under such Treasury Regulation or analogous law by reason of the Company or any of its Subsidiaries becoming a member of the consolidated, combined or unitary group of which Purchaser is a member); and any and all other Taxes with respect to the Company or any of its Subsidiaries for any Tax period ending on or prior to the Closing Date or with respect to periods beginning before the Closing Date and ending after the Closing Date to the extent allocated to the Company or any of its Subsidiaries or to the Shareholder pursuant to Section 9.2 hereof and not previously paid. Notwithstanding any other provision in this Agreement, Shareholder shall not be liable for up to an aggregate of $1.9 million of Taxes relating to the operations of the Company or any Subsidiary for any taxable period ending on or before the Closing Date (or the pre-Closing portion of any Tax period ending after the Closing Date) (such amount representing the good faith estimates of the management of the Shareholder as to the aggregate Tax liability of the Company and its Subsidiaries as of the date hereof) (collectively, the "Excluded Taxes"), and Purchaser and the Company shall pay or cause to be paid any such Excluded Taxes.

          (b)  Purchaser shall be liable for and shall pay or cause to be paid all Excluded Taxes, all Taxes payable with respect to the operations of the Company or any of its Subsidiaries after the Closing and all Taxes with respect to the periods beginning before the Closing Date and ending after the Closing Date to the extent allocated to Purchaser pursuant to Section 9.2 hereof.

        9.2    Tax Reporting.

          (a)  Shareholder shall cause to be prepared and filed any Tax Returns relating to the operations of the Company or any of its Subsidiaries for any taxable period ending on or before the Closing Date.

          (b)  Purchaser shall cause to be prepared and filed all Tax Returns relating to the operations of the Company or any of its Subsidiaries for all taxable periods ending after the Closing.

          (c)  In any case in which a Tax with respect to the Company or any of its Subsidiaries is required to be determined with respect to a taxable period which begins before the Closing Date and ends after the Closing Date, the allocation of Taxes attributable to any period beginning before and ending after the Closing Date shall be made by means of a closing of the books and records of the Company or any of its Subsidiaries as of the close of the Closing Date, provided that exemptions, allowances, deductions (including, but not limited to, depreciation and amortization deductions) or any Taxes (such as property or similar Taxes) that are calculated on an annual basis shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period. Any disagreements regarding the allocations shall be promptly resolved in an arbitration conducted by a nationally recognized accounting firm acceptable to both parties whose decision shall be binding on the parties.

          (d)  Each party shall provide to each other party such information as may reasonably be requested by the other party in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceeding relating to liability for Taxes with respect to the Company or any of its Subsidiaries. Each party shall retain, until the applicable statute of limitations (as extended) has run, and provide the other parties with, any records or information which they in fact have and which may be relevant to such return, audit or examination, proceeding or determination.

          (e)  The Company or any of its Subsidiaries shall pay, and Purchaser shall cause the Company or any of its Subsidiaries to pay, to the Shareholder any refunds of Taxes attributable to periods for which Shareholder has the liability for Taxes under this Article IX. All credits of Taxes attributable to periods for which Shareholder has the liability for Taxes under this Article IX shall be for the account of the Shareholder.

          (f)    If and only if such change, election, adoption, etc. is applicable solely to the Company or any of its Subsidiaries, and not to the Company or any of its direct or indirect and one or more of its affiliates that are members of the same consolidated, combined or unitary group, the Company or any of its Subsidiaries shall not make or change any Tax or accounting election, change any annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries, or take any other action that would have the effect of increasing the Tax liability of Purchaser, or of the Company or any of its Subsidiaries, for any period following the Closing Date without the written consent of Purchaser, which consent shall not be unreasonably withheld. Notwithstanding any other provision of this Agreement, Shareholder shall be entitled to allocate a portion of the consolidated net operating loss limitation of the Company to Prime Factors, Inc. pursuant to Treasury Regulation Section 1.1502-95.

          (g)  Any formal or informal Tax sharing, Tax allocation or Tax indemnity arrangements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or affected, if any, will terminate prior to Closing and the Company or any of its Subsidiaries will not have any liability thereunder on or after Closing.

          (h)  Any Tax Return which includes or is based on the operations, ownership, assets or activities of the Company or any of its Subsidiaries for any period on, before or including the Closing shall be prepared in accordance with past Tax accounting practices used with respect to the Tax Returns in question (unless such past practices are no longer permissible under the applicable Tax law), and to the extent any items are not covered by past practices (or in the event such past practices are no longer permissible under the applicable Tax law), in accordance with reasonable Tax accounting practices selected by the filing party with respect such Tax Return under this Agreement. Shareholder shall, on the one hand, and Purchaser and the Company or any of its Subsidiaries shall, on the other hand, with respect to any Tax Return which such party is responsible hereunder for preparing and filing, or causing to be prepared and filed, make such Tax Return and related work papers available 30 days in advance of filing for review by the other party and consent of the other party (which consent shall not be unreasonably withheld) if the Tax Return is with respect to Taxes for which the other party or one of it affiliates may be liable hereunder or under applicable Tax law.

        9.3    Audits.

          (a)  Shareholder shall promptly (and, in any event, within 15 business days of the date of receipt) notify Purchaser, and Purchaser shall promptly (and, in any event, within 15 business days of the date of receipt) notify Shareholder, in writing of any notice of a tax deficiency, assessment or audit relating to the Company or any of its Subsidiaries or of any other event for which the other party may be liable. Any failure by one party to provide prompt notice shall relieve such other party of liability for the related Tax (or such other party shall be entitled to be indemnified from such Tax by the party failing to give such prompt notice) to the extent that such failure to provide prompt notice materially compromises the ability of the other party to contest such tax deficiency, assessment or amount. The party liable for Taxes under this Article IX shall control any audits, disputes, administrative, judicial or other proceedings relating to such Taxes; provided that no party may agree to settle any Tax liability or compromise any claim with respect to Taxes if such settlement or compromise may affect the liability for Taxes hereunder of the other party, without such other party's consent (which consent shall not be unreasonably withheld or delayed).

          (b)  If an audit examination of any Tax Return of Shareholder or its direct or indirect subsidiaries for any taxable period ending on or before the Closing Date shall result (by settlement or otherwise) in any adjustment the effect of which is to increase deductions, losses or tax credits or decrease income, gains, premiums, revenues or recapture of tax credits ("Changes") reflected on a Tax Return of the Purchaser, the Company or any of their direct or indirect subsidiaries for any taxable period ending after the Closing Date, Shareholder will notify the Purchaser and provide it with all necessary information so that it can reflect on the appropriate Tax Return of the Purchaser any appropriate Changes. If as a result of such Changes, the Purchaser, the Company or any of their direct or indirect subsidiaries enjoy a net Tax benefit from an increase in deductions, losses or tax credits and/or a decrease in income, gains, premiums, revenues or recapture of tax credits ("Purchaser Benefits") for taxable periods ending after the Closing Date, the Purchaser shall pay to Shareholder the amount of such Purchaser Benefits as and when such Purchaser Benefits are realized by Purchaser.

          (c)  If an audit examination of any Tax Return of the Purchaser, the Company or any of their direct or indirect subsidiaries for taxable periods ending after the Closing Date shall result (by settlement or otherwise) in any Change reflected on a Tax Return of Shareholder or its direct or indirect subsidiaries for any taxable periods ending on or before the Closing Date, the Purchaser will notify Shareholder and provide it with all necessary information so that Shareholder can reflect any appropriate Changes on its Tax Return. If as a result of such Changes, Shareholder or its direct or indirect subsidiaries enjoy a net Tax benefit from an increase in deductions, losses or tax credits and/or a decrease in income, gains, premiums, revenues or recapture of tax credits ("Shareholder Benefits") for taxable periods ending on or before the Closing Date, Shareholder shall pay to the Purchaser the amount of such Shareholder Benefits as and when such Shareholder Benefits are realized by Shareholder.

ARTICLE X

TERMINATION AND WAIVER

        10.1    Termination.    This Agreement may be terminated at any time prior to the Closing:

          (a)  by the mutual written consent of the Company, the Shareholder and the Purchaser;

          (b)  by the Company, the Shareholder or the Purchaser, if the Closing shall not have occurred prior to 12:00 p.m. California time on June 18, 2002 (provided that if the Purchaser shall have provided written notice to the Shareholder that the Purchaser has waived the closing condition set forth in Section 7.2(d) above, such termination date shall be extended to 5:00 p.m. California time on June 26, 2002); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date;

          (c)  by the Company, the Shareholder or the Purchaser, by written notice to the other, if there shall have been enacted, issued, promulgated, enforced or entered any statute, Law, rule, regulation, executive order, judgment, decree, injunction or other order of any Governmental Authority having competent jurisdiction which is in effect and which has the effect of making the Acquisition illegal or otherwise permanently restraining, enjoining or otherwise prohibiting the Company, the Shareholder or the Purchaser from consummating the Acquisition, and such Law, rule, regulation, executive order, judgment, decree, injunction or other order shall have become final and nonappealable;

          (d)  by the Purchaser if there has been a breach of any representation, warranty, covenant or agreement of the Company or the Shareholder contained in this Agreement such that the conditions set forth in Section 7.2(a) hereof would not be satisfied and such breach has not been cured within twenty (20) business days after written notice thereof to the Company and the Shareholder; or

          (e)  by the Shareholder if there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement such that the conditions set forth in Section 7.1(a) hereof would not be satisfied and such breach has not been cured within twenty (20) business days after written notice thereof to the Purchaser.

        10.2    Effect of Termination.    In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto provided that (a) the provisions of Section 6.3 (Confidentiality), the Confidentiality Agreement referenced therein and Section 11.1 shall remain in full force and effect and survive any termination of this Agreement, and (b) nothing herein shall relieve either party from liability for any willful breach hereof.

        10.3    Waiver.    At any time prior to the Closing, any party may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby.

ARTICLE XI

GENERAL PROVISIONS

        11.1    Expenses.    All costs and expenses, including, without limitation, fees and disbursements of counsel, brokers, investment bankers, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

        11.2    Notices.    All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.2):

(a)	if to the Company (on or prior to the Closing) or the Shareholder:
Peregrine Systems, Inc. 3611 Valley Centre Drive, Floor 5 San Diego, CA 92130 Attention: General Counsel
	Telecopier:	(858) 794-5057
with a copy to:
Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304
	Attention:	Douglas H. Collom, Esq. Steve L. Camahort, Esq. Robert F. Kornegay, Esq.
	Telecopier:	(650) 493-6811
(b)	if to the Company (following the Closing) or the Purchaser:
PCI International Limited c/o Golden Gate Private Equity, Inc. One Embarcadero Center, 33rd Floor San Francisco, CA 94111 FAX (415) 627-4501
with a copy to:
Kirkland & Ellis 200 East Randolph Drive Chicago, IL 60601 FAX (312) 861-2200

        11.3    Public Announcements.    The Company, the Purchaser and the Shareholder shall consult with each other, and agree, before issuing any press release or otherwise making any public statement with respect to this Agreement, the Acquisition or the other party or parties hereto, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or any listing agreement with a national securities exchange or the Nasdaq, in which case reasonable efforts to consult with the other party will be made prior to any such release or public statement.

        11.4    Headings.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        11.5    Severability.    In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

        11.6    Entire Agreement.    This Agreement, the Intellectual Property Agreement and the Transition Services Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, other than the Confidentiality Agreement, by and between, the parties, or any of them, with respect to the subject matter hereof and except as otherwise expressly provided herein.

        11.7    Assignment.    This Agreement shall not be assigned by operation of law or otherwise. Notwithstanding the foregoing, (i) the Purchaser may, without consent, assign all of the rights and obligations under this Agreement and the Intellectual Property Agreement in connection with any sale of the Company whether by means of an asset sale, stock sale or merger; (ii) the Shareholder may, without consent, assign all of the rights and obligations under this Agreement and the Intellectual Property Agreement in connection with any sale of Shareholder whether by means of an asset sale, stock sale or merger; and (iii) the Purchaser may assign all of the rights and obligations under this Agreement and the Intellectual Property Agreement to its wholly-owned subsidiaries as long as the Purchaser remains ultimately liable for all of the Purchaser's obligations hereunder.

        11.8    No Third-Party Beneficiaries.    Except as provided in Article VI, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

        11.9    Amendment.    This Agreement may not be amended or modified except by an instrument in writing signed by the Company, the Purchaser and the Shareholder.

        11.10    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of California applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in a California state or federal court sitting in the City of San Diego, and the parties hereto hereby irrevocable submit to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding.

        11.11    Waiver of Jury Trial.    EACH PARTY HEREBY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTION OF THE COMPANY, SHAREHOLDER OR PURCHASER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

        11.12    Rules of Construction.    The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

        11.13    Specific Performance.    The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

        11.14    Joint and Several Liability.    Where Purchaser and the Company are referenced in Article VI as assuming or undertaking any covenant or agreement after the Closing, their obligations and liabilities so assumed or undertaken shall be joint and several.

        11.15    Counterparts.    This Agreement may be executed by facsimile signature and in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank]

        IN WITNESS WHEREOF, the Company, the Shareholder and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PEREGRINE CONNECTIVITY, INC.

By	/s/ ERIC DELLER
Name:	Eric Deller
Title:	Secretary

PEREGRINE SYSTEMS, INC.

By	/s/ GARY G. GREENFIELD
Name:	Gary G. Greenfield
Title:	Chief Executive Officer

PCI INTERNATIONAL LIMITED

By	/s/ DAVID DOMINIK
Name:	David Dominik
Title:	Director

[Signature Page to the Acquisition Agreement]

QuickLinks

  Exhibit 2.1
TABLE OF CONTENTS
ACQUISITION AGREEMENT
ARTICLE I DEFINITIONS
ARTICLE II THE ACQUISITION
ARTICLE III REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER
ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
ARTICLE VI ADDITIONAL AGREEMENTS
ARTICLE VII CONDITIONS TO CLOSING
ARTICLE VIII SURVIVAL; LIMITATION OF LIABILITY
ARTICLE IX TAX MATTERS
ARTICLE X TERMINATION AND WAIVER
ARTICLE XI GENERAL PROVISIONS